Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Accounting Policies
Prior Period Adjustments, page 65

1.
Your disclosure indicates that in third quarter 2018, you determined that the Pension Benefit Obligation for your UK funded pension plan at December 31, 2017 was overstated by approximately GBP 40 million (approximately USD $53 million or $43 million after-tax). You further state that the error was the result of the plan administrator underreporting benefit payments. Additionally, on page 41, you appear to indicate that this is a $43 million out-of-period adjustment related to actuarial gains. Please provide us with a detailed description of this transaction, including a reconciliation to explain the apparent difference between these two statements. Also provide us with your detailed analysis under SAB 99 and SAB 108 substantiating how you determined that this $43 million adjustment is not material for any interim or annual period previously issued or to the 2018 annual financial statements and does not warrant a restatement:

Response:
In the third quarter 2018, we determined that the Pension Benefit Obligation (PBO or pension plan’s Projected Benefit Obligation) for our UK funded pension plan at December 31, 2017 was overstated by approximately GBP 40 million (approximately USD $53 million or $43 million after-tax). Most of this error originated in 2017 as the PBO overstatement at December 31, 2016 was only GBP 9 million (USD $11 million or $9 million after-tax). The Company became aware of the error in connection with our annual pension assumption review process for the 2018 annual period. After observing a significant increase in lump sum settlement elections by the Plan participants in 2017, driven in part by UK legislation passed in 2015 lowering the tax rate on pension withdrawals, additional analysis of benefit payment activity for the UK Plan during 2018 was performed. Although the settlement threshold under the relevant accounting guidance (i.e. we have adopted as our accounting policy under ASC 715-30-35-82 & 83 to only recognize in earnings gains or losses from settlements when the total cost of settlements in a year exceeds the sum of service and interest costs) was not close to being exceeded for the overall Plan, we determined that certain benefit payment amounts in 2017 and 2016, specifically these lump sum payments, were incorrectly excluded from the information included within the calculation of the PBO and the actual return on plan assets in those years.
While the year-end fair value of plan asset information was properly reported in our December 31, 2017 and 2016 Annual Reports on Form 10-K, the incorrectly excluded benefit payments in those years resulted in an understatement in the actual return on plan assets calculation as well as an overstatement of the plan’s PBO at those dates, both as described as follows. The components of the actual return on plan assets calculation include the ending asset balance at fair value, the beginning asset balance at fair value, the benefits paid, and contributions made during the plan year. Since the plan asset fair values were obtained from a separate source, those amounts were properly reported in the calculation of actual returns. However, as a result of the incorrectly excluded benefit payments in 2016 and 2017, the benefits paid component was misstated in the calculation and resulted in an understatement of the actual return on plan assets. The understatement in the actual return on plan assets manifests itself in the determination of net actuarial gains for the year which includes: 1) the difference between the actual return on plan assets and the expected return on plan assets; and 2) the effects of the normal PBO remeasurement (e.g. discount rate and other actuarial assumptions). The projected benefit obligation included within the net funded amount in the balance sheet was also overstated since the underlying calculation excluded the impact of the lump sum payments. The projected benefit obligation calculation assumed that the participants would continue to receive annuity payments during their remaining lifetime, since the underlying data used to calculate the projected benefit obligation did not reflect the lump sum payments made during the year. Accordingly, the correction recorded in the third quarter of 2018 was recorded as an adjustment or increase to actuarial gains, which is included in the Changes in defined benefit plans reported in Other Comprehensive Income for the period, and a corresponding decrease in the PBO component of the net funded status recorded in the balance sheet (the UK funded plan is currently overfunded).
The disclosure in the MD&A noted on page 41 was a simplified analysis of the changes in Other Comprehensive Income for the year, whereby the adjustment was described as an “actuarial gain” with reference to the disclosure in Note 1 - Basis of Presentation and Summary of Significant Accounting Policies Prior Period Adjustments on page 65. Additionally, our disclosure of Net periodic benefit cost in Note 17 –Employee Benefit Plans on page 102, also noted that the Non-U.S. Plans Net actuarial (gain) loss for 2018 included the adjustment noted above (see footnote (4) to the table included in Note 17 page 102).

We performed a detailed analysis under SAB 99 and SAB 108. The error had an insignificant impact on the Consolidated Statements of Income (Loss) (approximately $3 million pre-tax in 2018; <$1 million in 2017; and no impact in 2016 or less than 0.5% in all periods) and did not impact the Consolidated Statement of Cash Flows. Accordingly, our more detailed quantitative and qualitative materiality assessment included below focused on the impacts to the Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income (Loss) as the impact to the income statement was not material and there was no impact to the statement of cash flows.
Quantitative Analysis:
Balance Sheet Impact:
The error would have increased total assets and equity at both December 31, 2016 and 2017 through the period in which it was corrected as of September 30, 2018. The impact was $9 million, $43 million and $43 million, respectively, or less than a 1.0% impact in all periods.
Comprehensive Income Impact:
The error had an insignificant impact to Other Comprehensive Income and Comprehensive Income for 2016 of $9 million or 4.0% and 1.3%, respectively. The error would have increased Other Comprehensive Income in Q4 2017 and FY 2017 by $34 million or 23.3% and 5.8%, respectively, and Comprehensive Income by $34 million or 79% and 4% for Q4 2017 and FY 2017, respectively. The error remained uncorrected on the Statement of Comprehensive Income (Loss) until the period of correction as of September 30, 2018. For the 2016 and 2017 interim periods prior to Q4 2017, the impact was less than 10% of Comprehensive Income. The correction of the error in Q3 2018 had an impact of $43 million or 41% on the quarterly and 20% on the year-to-date Comprehensive Income balance.
Due to the significant volatility of Other Comprehensive Income and Comprehensive Income over the past 5 years primarily driven by currency fluctuations which are described throughout the MD&A, we assessed the quantitative impact on Other Comprehensive Income and Comprehensive Income over that period in addition to each of the individually impacted prior periods.
Other Comprehensive Income is comprised of elements such as foreign currency translation adjustments and changes in defined benefit plans, which both have experienced significant volatility. As such, there has not been a consistent trend in Other Comprehensive Income over the past 5 years given the volatility of the underlying elements which would have been impacted by this adjustment. The table below illustrates the volatility of the trend for both Other Comprehensive Income and Comprehensive Income over the past 5 years and further evidences that these trends would not be impacted by correction of the error.

(in millions)	Other Comprehensive Income (Loss), Net*		Comprehensive Income (Loss), Net*
Annual Period	FY	Q4	FY	Q4
2017	$589	$147	$784	$(43)
2016	(233)	(237)	(704)	(1,080)
2015	(474)	(234)	(26)	11
2014	(1,380)	(931)	(367)	(731)
2013	448	498	1,607	804

*Attributable to Xerox

After considering the qualitative factors noted above relating to Other Comprehensive Income and Comprehensive Income, including its significant volatility and any impact on trends in recent years, we concluded the impact was not material to Q3 2018. Similarly, although the impact of the correction on our expected full year 2018 Other Comprehensive Income was expected to be $43 million, we likewise determined that after considering the qualitative factors noted below that the correction in the third quarter 2018 was not material including the consideration of the transparent disclosure regarding the nature and effect of the adjustment.
Management considered that while the adjustment is considered quantitatively significant to the third quarter of 2018 Statement of Other Comprehensive Income, there are additional qualitative factors as noted below that were considered and contributed to management’s overall conclusion that the adjustment was not material to the interim or annual financial statements.

Qualitative Analysis – Comprehensive Income (Loss):

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The components included within Other Comprehensive Income within the Consolidated Statements of Comprehensive Income (Loss) generally do not have an impact on current or future (next 5 years) cash flows. In addition, with respect to Changes in defined benefit plans, the primary focus for management and investors is the impact of those changes in relation to the balance sheet funding positions of our plans rather than periodic movements through Other Comprehensive Income. The error had no impact on our pension plan funding requirements since those requirements are based on different measures.

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Comprehensive Income is not a measure considered in any management incentive programs, is normally not discussed as part of the quarterly Earnings Release and investors rarely, if ever, have questions about it. Furthermore, this measure is not one for which the Company provides a forecast or outlook, because it is not considered a meaningful performance metric and due to its significant volatility year to year.

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Comprehensive Income is not a measure management or investors focus on given that the determination of the elements included in this measure is largely subject to economic factors, such as interest rates and exchange rates, which are for the most part outside the control of the Company. In addition, management regularly adjusts net income for the defined benefit plan changes as part of a non-GAAP adjusted net income measure to the extent those items flow into the Consolidated Statement of Income (Loss).

Qualitative Analysis – Other Considerations:

We also assessed the qualitative factors identified in SAB 99/SAB 108 and determined that the error (and related correction) was not qualitatively material to all respective periods.

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Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate, and, if so, what is the degree of imprecision inherent in the estimate? Although the determination of actuarial gains and losses involves estimates; the component that resulted in the error – benefit payments - was subject to precise measurement.

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Does the misstatement mask a change in earnings or other trends? No, the error had an insignificant impact on earnings and the impact on Comprehensive Income is not meaningful due to the significant volatility of amounts.

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Does the misstatement hide a failure to meet analysts' consensus expectations for the enterprise? No, the analysts that follow Xerox are primarily focused on revenue, adjusted operating profit, and operating cash flow. The Consolidated Statements of (Loss) Income was impacted by approximately $3 million pre-tax in 2018; <$1 million in 2017; and no impact in 2016 or less than 0.5% in all periods; and the Consolidated Statements of Cash Flows were not impacted by this error. Additionally, the impact on the Consolidated Statement of Comprehensive Income (Loss) is not part of analyst consensus expectations.

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Does the misstatement concern a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability? No, the error had no impact on our segment reporting in any of our publicly filed documents.

•	Does the misstatement change a loss into income or vice versa? No, the error did not impact financial trends or change a loss into income or vice versa.

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Does the misstatement affect our compliance with regulatory requirements or our compliance with loan covenants or other contractual requirements? No, the error did not impact our compliance with any regulatory requirements.

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Does the misstatement have the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation? As noted, the error had an insignificant impact on earnings and no impact on operating cash flows, which are the primary performance measures for management compensation.

•	Does the misstatement involve concealment of an unlawful transaction? No, the error did not result from or relate to an unlawful transaction.
Based on the analysis performed under SAB 99, SAB 108 and ASC 250, while the impact was quantitatively significant to the Comprehensive Income Statement, after considering both the quantitative and qualitative considerations the Company concluded that the adjustment was not material to the consolidated financial statements previously issued for any interim or annual period and the correction of the error in the third quarter 2018 was not material to the Q3 2018 interim period and was not expected to be material to the annual consolidated financial statements for 2018, which was also reconsidered at year end.
Overall Materiality Conclusion:
Based on the quantitative and qualitative analysis performed, the Company concluded that the errors were not material to its previously issued consolidated financial statements. The Company also determined that correcting for the error in the third quarter 2018 with transparent disclosure regarding the nature and effect of the adjustment was not material. Accordingly, as previously noted, we disclosed the impact in the MD&A discussion of Other Comprehensive Income (page 41); Note 1 - Basis of Presentation and Summary of Significant Accounting Policies Prior Period Adjustments (page 65); and Note 17 – Employee Benefit Plans (page 102). Lastly, we also discussed this matter and our related conclusions with the Xerox Audit Committee members on October 16, 2018, who indicated that they were in agreement with management’s conclusions.